Filed Pursuant to Rule 253(g)(2)
File No. 024-12440

Offering Circular Supplement No. 6 to Offering Circular dated July 31, 2024

RETICULATE MICRO, INC.

3255 Bayside Lakes Blvd., Suite 106

Palm Bay, FL 32909

888-528-2677

www.reticulate.io

This Offering Circular Supplement No. 6 (“Offering Circular Supplement No. 6”) relates to the Offering Circular of Reticulate Micro, Inc., a Nevada corporation (the “Company”), dated July 31, 2024 (the “Offering Circular”), filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 253(g)(2) under the Securities Act of 1933, as amended. Capitalized terms used in this Offering Circular Supplement No. 6 and not otherwise defined herein have the meanings specified in the Offering Circular.

This Offering Circular Supplement No. 6 is being filed to include the information in our Current Report on Form 1-U which was furnished to the SEC on January 2, 2025.

This Offering Circular Supplement No. 6 should be read in conjunction with the Offering Circular and Offering Circular Supplement No. 1 filed with the SEC on August 5, 2024, Offering Circular Supplement No. 2 filed with the SEC on October 11, 2024, Offering Circular Supplement No. 3 filed with the SEC on October 28, 2024, Offering Circular Supplement No. 4 filed with the SEC on December 2, 2024, and Offering Circular Supplement No. 5 filed with the SEC on December 3, 2024 (together, the “Prior Supplements”) and is qualified by reference to the Offering Circular and the Prior Supplements, except to the extent that the information in this Offering Circular Supplement No. 6 supersedes the information contained in the Offering Circular and the Prior Supplements, and may not be delivered without the Offering Circular and Prior Supplements.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 16 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Offering Circular Supplement No. 6 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Offering Circular Supplement No. 6 is January 2, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 2, 2025 (December 26, 2024)

RETICULATE MICRO, INC.
(Exact name of issuer as specified in its charter)

Nevada	88-2349540
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

4220 Duncan Ave., Ste 201 St. Louis, MO 63110
(Full mailing address of principal executive offices)

888-528-2677
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock

Item 9. Other Events

Joint Venture Term Sheet with K2E Endeavor DMCC

On December 26, 2024, Reticulate Micro, Inc. (the “Company”) entered into a joint venture agreement (the “Joint Venture Agreement”) with K2E Endeavor DMCC (“K2E”) and the owners of K2E (the “K2E Owners”) to establish a joint venture between the Company and K2E to create an investment grade operating company, to be called RMX. The business purpose of RMX will be to raise capital and develop and commercialize telecommunications applications and solutions to address telecommunications data transfer and cellular network tower diversification issues utilizing RMX’s CRISP (Compressed Rate Intelligent Streaming Protocol) platform built on the Company’s proprietary VAST (Video Adaptive Systems Technology) video compression coding and decoding algorithms and methodologies.

The Company and the K2E Owners will each own 50% of RMX and the board of directors of RMX will be comprised of two members, Michael Chermak, the Executive Chairman of the Company, and Karl Kit, one of the K2E Owners. The Company will grant RMX a royalty free, world-wide license to the Company’s technology and will manage the development and technical implementation of its technology in furtherance of RMX’s business purpose. The K2E Owners will be responsible for, among other things, sales and marketing of the joint venture’s products and capital raising efforts for the joint venture.

A copy of the Joint Venture Agreement, which provides more detailed information about the structure and operation of the joint venture, is attached hereto as Exhibit 6.1 and is incorporated herein by reference.

On January 2, 2025, the Company issued a press release relating to the Joint Venture Agreement signed with K2E. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
6.1	Joint Venture by and Among Reticulate Micro, Inc. K2E Endeavor DMCC (K2E) and the Owners of K2E dated December 26, 2024
99.1	Press Release dated January 2, 2025 (K2E JV Agreement)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2025	RETICULATE MICRO, INC.

/s/ Andrew Sheppard
	Name:	Andrew Sheppard
	Title:	Chief Executive Officer

2

Exhibit 6.1

JOINT VENTURE AGREEMENT

JOINT VENTURE AGREEMENT, dated as of December 26, 2024 (this “Agreement”), by and between Reticulate Micro, Inc., a Nevada corporation (“RM”), the owners of K2E (as defined below) that are executing this Agreement (the “K2E Owners”), and K2 Endeavor DMCC (“K2E”), a UAE Free Trade Zone entity. Each of RM, K2E and the K2E Owners is referred to herein individually as a “Party” and, collectively, as the “Parties.”

RECITALS

A. RM is a video technology company focused on developing, marketing, and delivering video-compression-based software and hardware products, built on its proprietary and patented Video Assured Secure Transmission (“VAST”) video compression coding and decoding algorithms and methodologies.

B. The K2E Owners have extensive global commercial expertise including telecommunications services market knowledge and service delivery capabilities.

C. The Parties now desire to establish a joint venture (the “Joint Venture”) for the purpose (the “Business Purpose”) of leveraging the strengths of each of RM and the K2E Owners to create an investment grade operating company that can raise capital and develop a solution to primarily address telecommunications data transfer issues and cellular network tower densification issues but extends to all commercial (non Government) applications. The Joint Venture will be operated through the renaming and restructuring of K2E into a joint venture company to be called RMX, which will be owned 50.0% by RM and 50.0% by the K2E Owners (“RMX”).

D. This Agreement sets out the terms of the Joint Venture which is established through this Agreement and the formation of RMX.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises contained in this Agreement, the Parties agree that the foregoing Recitals are incorporated by reference into this Agreement and the Parties otherwise agree as follows:

1. Business of RMX. The Parties have entered into this Agreement for the purposes of facilitating the Joint Venture. The Joint Venture will operate globally (the “Territory”). Each Party will commit certain of its respective corporate resources to the Joint Venture. The Joint Venture will primarily undertake the development and commercialization of telecommunications applications, including but not limited to the CRISP platform and suite of products, and shall not undertake any other operations without the written consent of RMX board.

2. Structure and Capital Contributions.

(a) Formation of RMX. As soon as practicable following the date hereof, the K2E Owners shall rename and restructure K2E into a joint venture company called RMX. The Parties shall mutually agree upon the form and substance of the initial constituent instruments for RMX.

(b) Business Conducted through RMX. The Business Purpose and operations of the Joint Venture will be conducted exclusively through RMX.

(c) Headquarters. The headquarters of RMX will be based at the business address of K2E at Reef Tower, Cluster O, Jumeirah Lake Towers, Dubai, UAE.

(d) Capital Contributions and Ownership in RMX. Immediately after restructuring into RMX, each of RM and the K2E Owners will own 50% of the issued and outstanding capital stock or other equity interests (the “RMX Stock”) in RMX. RM will contribute to RMX the RM License (as defined below) and the K2E Owners will contribute Intellectual Property, Business Process and Deal Flow.

3. Obligations of the Parties.

(a) Obligations of RM. RM shall be responsible for and carry out the following obligations:

(i) RM will be responsible for providing to RMX the RM License (as defined below) to use RM’s technology to develop system solutions for commercial markets including telecommunications cellular network tower densification.

(ii) RM will manage the development and technical implementation of its technology and provide customer technical support.

(b) Obligations of the K2E Owners. The K2E Owners shall be responsible for and carry out the following obligations:

(i) The K2E Owners will be responsible for the sales, marketing, customer relations, and UAE-based administration of RMX.

(ii) The K2E Owners will be primarily responsible for raising capital and managing investor introductions and relations for RMX.

4. License Grant. Subject to all terms and conditions of this Agreement, RM hereby grants to RMX a royalty free, exclusive, perpetual, non-transferable, right and license (the “RM License”), to (i) utilize RM’s technology in the Territory in furtherance of the Business Purpose. All rights, title, and interest in RM’s technology remain with RM; however, any derivative works, modifications, enhancements, or improvements developed by or on behalf of RMX in connection with the Business Purpose shall be the exclusive property of RMX.

5. Board of Directors and Management.

(a) Board Designees. Each of RM and the K2E owners shall vote all RMX Stock owned or held of record by it, or as to which it may exercise voting rights, at each annual or special meeting of the shareholders of RMX (the “Shareholders”) at which directors of RMX are to be elected, in favor of, or take all actions by written consent in lieu of any such meeting as are necessary to cause the number of directors on the board of directors of RMX or similar governing body (the “Board”) to be limited to two persons that will include one designee of RM, who shall initially be Michael Chermak, and one designee of the K2E Owners, who shall initially be Karl Kit. Upon a significant investment by an outside third party in RMX, the Board will be expanded in accordance with the agreement reached with the outside third party.

(b) Successor Designee. If a designee of RM or the K2E Owners ceases to serve as a director of RMX for any reason, RM or the K2E Owners, as the case may be, shall have the right to appoint a successor designee and shall use commercially reasonable efforts to do so within sixty (60) days of the date such vacancy is created.

(c) Management. Each year the Parties will agree on a written business plan (the “Business Plan”) for the operation of RMX. The first Business Plan will cover the fiscal year ending December 31, 2025, and initial basic operation and financial plan, subject to updates as required, will be in place within 60 days after this Agreement is entered into. Management will be required to present to the Board for approval a yearly budget to be included in the annual Business Plan. This budget shall include but not be limited to salaries and main expenses. The day-to-day operations of RMX will be run by a chief executive officer appointed by the Board. The Board will also appoint a chief financial officer and other officers as necessary. Initially, the officers of RMX will be:

Michael Chermak	Chairman

Karl Kit	Chief Executive Officer and President

Maxwell Kit	Chief Operating Officer and Secretary

Amit Shrestha	Chief Financial Officer and Treasurer

6. Protective Provisions.

(a) Board approval and a supermajority vote of the Shareholders (66%) (a “Supermajority Vote”) would be required to:

(i) establish or modify the Business Purpose;

(ii) establish or modify the Business Plan;

(iii) amend RMX’s constituent instruments (i.e., certificate of incorporation, bylaws);

(iv) appoint and enter into employment agreements with the officers;

(v) consummate transactions or otherwise make expenditures outside the ordinary course of business;

(vi) acquire or divest a business or merge or consolidate with any other entity;

(vii) make material loans, borrow material sums, grant security interests, or guaranty the debt of third parties;

(viii) approve transactions or other arrangements between or involving RMX and any Party or affiliate thereof;

(ix) raise capital from the Parties or from third parties;

(x) make any distributions to the Parties or repurchase any equity of the Parties except for repurchases from officers, directors, employees, or consultants pursuant to an existing contract that allows for such repurchase upon the cessation of their employment;

(xi) appoint or change public accountants;

(xii) admit new parties to RMX; or

(xiii) liquidate, dissolve, wind up or file voluntary bankruptcy proceedings with respect to RMX.

(b) If a Supermajority Vote is not obtained when required as provided above and the matter is unresolved for a period of 180 days, a deadlock would be deemed to exist (a “Deadlock”). Upon the occurrence of a Deadlock, the Parties would be required to first seek resolution through management conciliation procedures, and if such procedures do not lead to a resolution either Party would have the right to:

(i) submit the matter to binding arbitration; or

(ii) exercise the Buy-Sell Option set forth below.

(c) Under a Deadlock, each Party would have the right to exercise a buy-sell option (the “Buy-Sell Option”), whereby the exercising Party would request an appraisal of RMX to be determined by an appraiser selected by such exercising Party and consented to by the Board. Any such payment to the exercising Party would be made over a period of three years and evidenced by a promissory note that bears interest at a rate of 8% per annum:

7. Prohibitions on Assignment of RMX Stock.

(a) General Restriction. No Party shall make any transfer, gift, assignment, sale, pledge, encumbrance or other disposition (each a “Disposition”) of RMX Stock, except for Dispositions to Permitted Transferees (as defined below), unless the Party first obtains the written consent of the Board. The Parties agree that any proposed Disposition or offer of Disposition contrary to the provisions of this Section 7 would result in irreparable harm to RMX and the other Shareholders, and that RMX and the other Shareholders shall each accordingly be entitled to injunctive relief in any court or other forum of competent jurisdiction for the purpose of restraining or rescinding such Disposition or offer of Disposition. This remedy shall be in addition to and not exclusive of any other remedy available to RMX or the other Shareholders at law or in equity or pursuant to any other provision of this Agreement. For the avoidance of doubt, the Board may condition its consent to any Disposition on such additional agreements as it may require in its sole discretion.

(b) Dispositions to Permitted Transferees. A Party shall be entitled to Dispose of all or any part of such Party’s RMX Stock (whether now owned or hereafter acquired) to the following persons or entities (each, a “Permitted Transferee”) without first obtaining the written consent of the Board, if the transferee agrees in writing to be bound by the provisions of this Agreement and the transfer to such Permitted Transferee will not adversely affect the tax consequences for any Shareholder or for RMX, as determined in the reasonable judgment of the Board: (i) the spouse, immediate family and lineal descendants of such Shareholder and any spouse thereof, if applicable; (ii) a trust for the benefit of any of the foregoing, if applicable; (iii) a partnership or other entity all of the owners of which are included within the foregoing; (iv) in the case of an Shareholder which is not an individual, to one or more of its subsidiaries in which it owns more than 50% of the outstanding voting equity interests or to a person succeeding it by merger, consolidation or the purchase of substantially all of its assets, or to a person owning more than 50% of the outstanding voting equity interests in it; or (v) to any other existing Shareholder. In the case of clause (iv) above, such transferred RMX Stock will be reacquired from such subsidiary by the parent before any Disposition is made by such parent of any shares of such subsidiary which would result in ownership by such parent of 50% or less of the outstanding voting equity interests of such subsidiary.

8. Books and Records; Fiscal Year; Annual Report.

(a) Books and Records. Accurate and complete books and records of RMX shall be kept by, or under the direction of, the Board and shall be available and open to inspection and examination by any Shareholder.

(b) Tax Returns. The Board, at the expense of RMX, shall cause to be prepared and delivered to the Shareholders, in a timely fashion after the end of each fiscal year, copies of all income tax returns for RMX for such fiscal year, one copy of which shall be timely filed with the appropriate tax authorities.

(c) Fiscal Year. The fiscal year of RMX for financial, accounting, and income tax purposes shall initially be the calendar year and may be changed at any time by the Board.

(d) Annual Report. As soon as practicable after the close of each fiscal year, RMX shall furnish to each Shareholder an annual report showing a full and complete account of the condition of RMX, including all information as will be necessary for the preparation of each Shareholder’s income or other tax returns.

(e) Other Information. At the request of any Party, RMX shall prepare such other reports, documents and records and provide such other information as any Party may request in order that such Party may comply with applicable law, including the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and any other U.S. or foreign laws, including other applicable U.S. and foreign securities laws. As RM is a publicly listed company, financials for RMX will be subject to PCAOB audits.

9. Representations and Warranties.

(a) Representations and Warranties of RM. RM hereby represents and warrants to K2E and the K2E Owners as follows:

(i) Authorization. RM has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of RM enforceable in accordance with its terms and conditions except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(ii) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under RM’s articles of incorporation, bylaws or other constituent instruments or under any agreement, contract, lease, license, instrument or other arrangement to which RM is a party or by which it is bound or to which any of its assets is subject.

(iii) Due Organization and Good Standing. RM is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement.

(b) Representations and Warranties K2E and the K2E Owners. Each of K2E and the K2E Owners hereby represents and warrants to RM as follows:

(i) Authorization. Each of K2E and the K2E Owners has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of each of K2E and the K2E Owners enforceable in accordance with its terms and conditions except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(ii) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under K2E’s charter, bylaws or other constituent instruments or under any agreement, contract, lease, license, instrument or other arrangement to which K2E and the K2E Owners, as the case may be, is a party or by which it is bound or to which any of its assets is subject.

(iii) Due Organization and Good Standing. K2E is a company duly organized, validly existing and in good standing under the laws of the UAE. K2E has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement.

10. Indemnification.

(a) Each Party shall indemnify, defend and hold the other Parties harmless from and against any and all suits, claims, losses, damages, final judgments, reasonable costs and expenses (including, without limitation, reasonable attorney’s fees and court costs) actually incurred (collectively, “Adverse Consequences”), relating to, in connection with, or arising out of, a breach by such Party of the representations and warranties made by such Party in this Agreement or as the result of the breach of any covenant or agreement of such Party contained herein.

(b) The indemnification, defense obligation and hold harmless set forth in this Section 10 shall only be available if the Party seeking indemnification (1) promptly notifies the other Party in writing of any such Adverse Consequences, (2) allows the other Party to have sole control of the defense and all related settlement negotiations; and (3) provides the other Party with the information, authority and assistance necessary to perform its obligations under this Section 10.

11. Limitation of Liability. IN NO EVENT SHALL ANY PARTY BE LIABLE TO ANY OTHER PARTY FOR ANY INCIDENTAL, SPECIAL, EXEMPLARY, OR CONSEQUENTIAL DAMAGES BASED ON ANY THEORY OF CONTRACT, TORT, STRICT LIABILITY, NEGLIGENCE OR OTHERWISE, EVEN IF THE PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

12. Confidentiality. Each Party acknowledges that, during the term of this Agreement, each Party may provide the other Parties with confidential and/or proprietary information, including but not limited to marketing and promotional strategies, data, information, ideas, materials, specifications, procedures, schedules, software, technical processes and formulas, source code, product designs, sales, cost and other unpublished financial information, product and business plans, advertising revenues, usage rates, advertising relationships, projections, marketing data or other relevant information that is marked “confidential” (or similarly) or, if not so marked, is clearly intended to be confidential (collectively, “Confidential Information”). Each Party shall protect all such Confidential Information of the other Parties with at least the same degree of care it uses to protect its own confidential information, but not less than a reasonable degree of care. None of the Parties shall use, disclose, provide, or permit any person to obtain any such Confidential Information in any form, except for employees, agents, or independent contractors whose access is required to carry out the purposes of this Agreement and who have agreed to be subject to the same restrictions as set forth herein. Each Party acknowledges that the unauthorized use or disclosure of the other Parties’ Confidential Information would cause irreparable harm and significant injury that may be difficult to compensate. Accordingly, each Party agrees that the other Parties will have the right to seek and obtain temporary and permanent injunctive relief in addition to any other rights and remedies it may have. The confidentiality obligations of this Section 12 shall not apply to any information received by a Party that (a) is generally available to or previously known to the public, (b) was known to such Party, without violation of a nondisclosure obligation, prior to disclosure by the other Party , (c) is independently developed by such Party outside the scope of this Agreement without unauthorized use of or reference to the other Party’s Confidential Information, or (d) is lawfully disclosed pursuant to a court order, provided that the Party subject to such order shall promptly notify the Party whose Confidential Information is to be disclosed, so such Party may seek a protective or similar order. Notwithstanding the foregoing each Party may disclose the terms and conditions of this Agreement; (i) as required by the rules and regulations of any national securities exchange or other market on which its securities are listed or qualified, the U.S. Securities and Exchange Commission or other applicable governmental or regulatory body, and (ii) in confidence, in connection with an actual or proposed merger, acquisition, or similar transaction.

13. Term and Termination. This Agreement shall commence on execution and remain in effect for so long as each Party owns RMX Stock in RMX, unless earlier terminated upon the agreement of the Parties.

14. Miscellaneous.

(a) Entire Agreement. This Agreement shall constitute the entire agreement among the Parties and shall supersede any other existing agreements between them, whether oral or written, with respect to the subject matter hereof. There are no oral understandings or undertakings of any kind with respect hereto not expressly set forth and contained herein. No agent of any Party shall have any authority to change or modify any of the terms of this Agreement and no amendment of this Agreement shall be of any effect unless in writing and signed by a duly authorized officer of each Party.

(b) Mediation; Arbitration and Governing Law. In the event of a dispute between any of the Parties arising under or relating in any way whatsoever to this Agreement, the disputing Parties shall attempt to resolve it through good faith negotiation. If the dispute is not resolved through such negotiation, then the disputing Parties shall attempt to resolve it through mediation in the State of Nevada, USA, with a neutral, third-party mediator mutually agreed upon by the disputing Parties. Unless otherwise agreed by the disputing Parties, the costs of mediation shall be shared equally. If the dispute is not resolved through mediation, then upon written demand by one of the disputing Parties it shall be settled by binding arbitration according to the rules of the American Arbitration Association (the “AAA”) conducted in Las Vegas, Nevada by the AAA. The Parties agree to expedite the necessary arbitration as quickly as the rules of the AAA permit. The Parties agree to mutually select the arbitrator or will promptly notify the AAA they are unable to agree, and the AAA will select an arbitrator with 20 plus years of experience in complex commercial joint ventures, mergers and acquisitions. All remedies, legal and equitable, available in court shall also be available in arbitration. The Parties agree to follow and implement the final ruling of the arbitrator without recourse to an appeal or the necessity of the prevailing Party having to file the ruling with the circuit court to have the ruling converted into a final judgment. This Agreement shall be interpreted and enforced in accordance with the laws of the United States of America and the State of Nevada, without regard to conflict of law principles thereof. In any dispute arising out of or relating in way whatsoever to this Agreement, including arbitration, the substantially prevailing Party shall be entitled to recover its costs and attorney fees from the other disputing Parties.

(c) Expenses. Except as otherwise provided herein, or as may hereafter be established by an agreement in writing executed by the parties hereto, all expenses incurred by each Party in performing its obligations hereunder shall be borne by the Party incurring the expense; except that in the event of a breach of this Agreement by a Party, the prevailing Party shall be entitled to all costs of collection and enforcing its rights hereunder, including reasonable attorneys’ fees and court costs.

(d) Restrictions of Transfer. No Party may assign its rights, duties or obligations under this Agreement to any person or entity, in whole or in part, whether by assignment, sublicense, operation of law or otherwise, without the prior written consent of the other parties, provided any Party may assign this Agreement without the other Party’s consent upon the sale of its business or all or substantially all of its assets.

(e) Notice. All notices, requests, consents, claims, demands, waivers, and other communications under this Agreement must be in writing and shall be delivered by email or a nationally recognized overnight courier to the following addresses (or to any other email or physical address that the receiving Party may designate from time to time in accordance with this Section):

If to RM:	If to K2E or the K2E Owners:
Reticulate Micro, Inc.	K2 Endeavor DMCC
4220 Duncan, Suite 201	Reef Tower, Cluster O
St. Louis, MO 63110	Jumeirah Lake Towers, Dubai, UAE

Attention: Michael Chermak	Attention: Karl Kit
Email: chermakm@reticulate.io	Email: kk@k2endeavor.com

In the case of email, such notices shall be deemed to be effective contemporaneously with the transmission of the email, provided that the Party giving notice has properly addressed the email to the designated Party recipient and otherwise complied with the requirements of this Section. Notices given by overnight courier shall be deemed to be effective only (a) on actual receipt by the receiving Party; and (b) if the Party giving the notice has complied with the requirements of this Section. Evidence that the notice was properly addressed, stamped, and mailed to the designated Party recipient shall be prima facie evidence of proper mailing.

(f) Severability. If any provision of this Agreement is determined to be invalid or unenforceable under any applicable statute or rule of law, such provision shall be reformed to the minimum extent necessary to cause such provision to be valid and enforceable, provided the reformed provision shall not have a material adverse effect on the substantive rights of either Party. If no such reformation is possible, then such provision shall be deemed omitted, and the balance of the Agreement shall remain valid and enforceable, unaffected by such provision.

(g) Waiver. No waiver of any provision of this Agreement shall be binding unless executed in writing by the Party making the waiver. No waiver of any of the provisions of this Agreement shall be deemed a waiver of such provision on any other occasion, nor the waiver of any other provision, whether or not similar. No delay in the enforcement of any provision of this Agreement shall constitute a waiver of the right to enforce such provision in that or any other instance.

(h) Counterparts; Facsimile Execution. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(i) Headings. The section headings used herein are for reference and convenience only and shall not enter into the interpretation hereof.

(j) Survival. All provisions of this Agreement relating to confidentiality, limitations of liability and indemnification shall survive the termination or non-renewal of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

Reticulate Micro, Inc.

By:
Name:	Micheal Chermak
Title:	Executive Chairman

K2 Endeavor DMCC

By:
Name:	Karl Kit
Title:	Managing Director

K2E Owners:

Name: Karl Kit

Name: Maxwell Kit

Exhibit 99.1

Reticulate Micro and K2 Endeavor Formalize Joint Venture with Long-Form Agreement to Establish RMX

Pioneering Data Compression Solutions with CRISP for Commercial Applications

St Louis, MO — (January 2, 2025) — Reticulate Micro, Inc., – Reticulate Micro, a global leader in video and data compression technology, is proud to announce the signing of a long-form agreement with K2 Endeavor to formally establish RMX, a groundbreaking joint venture. RMX will bring Reticulate Micro’s revolutionary technology to the commercial market, transforming industries reliant on data-intensive operations.

RMX will develop CRISP (Compressed Rate Intelligent Streaming Protocol) based on Reticulate Micro’s proprietary VAST (Video Adaptive Systems Technology) technology. We believe CRISP represents a paradigm shift in data compression. Engineered to outperform traditional standards like H.264 and HEVC, CRISP provides unparalleled compression efficiency, reduced latency, and superior video streaming capabilities. It enables data transmission in environments where it was previously impractical or impossible, unlocking new opportunities for telecommunications, industrial operations, and beyond. CRISP will be delivered as a managed services solution creating predictable recurring revenue streams.

The Vision Behind RMX

The establishment of RMX builds on a shared vision to address critical challenges in data transmission and infrastructure efficiency. The joint venture will leverage Reticulate Micro’s technical expertise and K2 Endeavor’s extensive market knowledge to deploy solutions that optimize network performance, reduce operational costs, and enable new data-driven capabilities.

Andrew Sheppard, CEO of Reticulate Micro, stated:

“CRISP is the culmination of years of innovation in video and data compression technology. With RMX, we are taking this cutting-edge platform into the commercial arena, where it has the potential to redefine how industries manage and transmit data.”

Key Initial Rollout Opportunities

In its first phase, RMX will focus on deploying CRISP in two transformative use cases:

1.	Telecommunications Optimization:

o	CRISP will be installed on existing mobile tower infrastructure to improve bandwidth efficiency, reduce latency, and lower energy consumption.

o	Pilot projects are planned for Q1 2025 in strategic markets, including the Middle East and South America, in collaboration with leading Mobile Network Operators (MNOs).

2.	Industrial Applications in Mining:

o	CRISP will enable high-quality video streaming and data transmission in remote and challenging environments, supporting tele-remote applications for initiatives like the Ultra-Deep Mining Program.

o	These deployments aim to enhance safety and operational efficiency while demonstrating the platform’s adaptability to diverse industrial needs.

Reticulate Micro Inc. |. 4220 Duncan Ave., Ste. 201, St. Louis MO 63110

www.reticulate.io |. info@reticulate.io |. 866-70-MICRO

©2024 Reticulate Micro Inc.

Introducing CRISP: A Product for the Commercial Arena

CRISP is built on the foundation of proprietary VAST technology, which has been proven in critical and secure environments. Tailored for the commercial market, CRISP offers:

●	Unmatched Compression Efficiency: significantly reduces data transmission requirements compared to conventional standards.

●	Enhanced Video Quality: Ensures seamless streaming even in bandwidth-constrained environments.

●	Versatile Applications: From telecommunications to industrial monitoring, CRISP is a scalable solution for various data-intensive industries.

Karl Kit, Managing Director of K2 Endeavor, added:

“The formation of RMX is a testament to our shared commitment to innovation and excellence. CRISP is more than just a technology—it’s a transformative platform that will deliver real value to our partners and customers.”

A Strategic Launchpad for Growth

Headquartered in the UAE, RMX will serve as a global hub for deploying CRISP and other innovative solutions. The joint venture is poised to expand its footprint, driving technological advancement and operational efficiencies across multiple industries.

About Reticulate Micro, Inc.

Reticulate Micro, Inc., headquartered in St Louis, Missouri, is a video technology company focused on addressing the world’s growing crisis in video data transmission and storage. Through its proprietary VAST (Video Adaptive Systems Technology) platform, Reticulate is aiming to transform how organizations capture, transmit, store and share visual data. The Company’s battle-tested technology, proven in military applications, reduces video bandwidth, storage, and power consumption by up to 50% while maintaining quality across any network or hardware platform. From defence to AI and enterprise applications, Reticulate endeavors to redefine how organizations handle the growing demands of video data worldwide.

About K2 Endeavor

K2 Endeavor DMCC, headquartered in Dubai, UAE, is a recognized VAS (Valued Added Services) provider to the global telecommunications industry with a legacy spanning over 30 years. Renowned for its expertise in delivering VAS and managed solutions, the company has played an important role in introducing innovative services to telecommunication companies throughout the World. With a commitment to innovation, K2 Endeavor specializes in integrating cutting-edge technologies to meet the evolving demands of the digital era, empowering businesses with scalable, secure, and cost-effective solutions. Its extensive experience and customer-focused approach position K2 Endeavor as a trusted leader in telecommunications and beyond.

Cautionary Note Regarding Forward-Looking Statements:

This press release contains forward-looking statements that are subject to various risks and uncertainties. In addition, our representatives or we may make forward-looking statements orally or in writing from time to time. We base these forward-looking statements on our expectations and projections about future events, which we derive from the available information. Such forward-looking statements relate to future events or our future performance, including our financial performance and projections, revenue and earnings growth, and business prospects and opportunities. You can identify forward-looking statements by those that are not historical facts, particularly those that use terminology such as “intends,” “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. Although the Company believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements speak only as of the date of the document in which they are contained, and the Company does not undertake any duty to update any forward-looking statements except as may be required by law.

Reticulate Micro Inc. |. 4220 Duncan Ave., Ste. 201, St. Louis MO 63110

www.reticulate.io |. info@reticulate.io |. 866-70-MICRO

©2024 Reticulate Micro Inc.

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Important Notice the Regarding Our Regulation A Offering

An offering statement regarding our offering of units consisting of one share of class A common stock and a warrant to purchase one share of class A common stock has been filed with the SEC. The SEC has qualified that offering statement, which means that Reticulate Micro may make sales of the securities described by that offering statement. It does not mean that the SEC has approved, passed upon the merits or passed upon the accuracy or completeness of the information in the offering statement. You may obtain a copy of the offering circular that is part of that offering statement through this link.

Investing in a public offering like our Regulation A offering is subject to unique risks, tolerance for volatility, and potential loss of your investment, that investors should be aware of prior to making an investment decision. Please carefully review the risk factors contained in the offering circular for this offering. For more information about Regulation A offerings, including the unique risks associated with these types of offerings, please click on the SEC’s Investor Alert.

Neither this document nor any of its content constitutes an offer to sell, solicitation of an offer to buy or a recommendation for any security by Reticulate Micro or any third party. The content of this document is provided for general information purposes only and is not intended to solicit the purchase of securities or to be used as investment, legal or tax advice. A securities offering by Reticulate Micro is only being made pursuant to the offering circular described above. The content of this document is qualified in its entirety by such offering circular. Prospective investors are urged to consult with their own, investment, legal and tax advisors prior to making any investment in Reticulate Micro.

Contact:

Media:
Reticulate Micro Media Relations
media@reticulate.io

Investor Relations:
Reticulate Micro Investor Relations
ir@reticulate.io

Reticulate Micro Inc. |. 4220 Duncan Ave., Ste. 201, St. Louis MO 63110

www.reticulate.io |. info@reticulate.io |. 866-70-MICRO

©2024 Reticulate Micro Inc.

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